FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending March 29, 2004

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --




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SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: March 29, 2004                                      By: Victoria Llewellyn
                                                             ------------------
                                                              Victoria LLewellyn
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

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                             GlaxoSmithKline plc

GlaxoSmithKline plc (the "Company") announces that in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 19th May 2003 it purchased 1,850,000 of its Ordinary Shares of 25 pence each ("Shares") on 26 March 2004 at a price of 1076.47 pence per share.

The Company intends to hold these Shares in treasury.

Following the purchase of these Shares, the Company holds 8,370,000 of its shares in treasury and has 5,934,544,296 Shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

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                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


26 March 2004                 Abacus (GSK) Trustees Limited, as trustee of the
                              GlaxoSmithKline Employee Trust, ("GSK Trust"), transferred 40,594 Ordinary Shares in the Company to participants in the SmithKline
                              Beecham Employee Share Option Plan 1991.

The Company was advised of this transaction on 29 March 2004.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Three of the Company's directors, Dr J-P Garnier, Dr T Yamada and Mr J D Coombe are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell
Company Secretary
29 March 2004

                              GlaxoSmithKline plc.


Application has been made to The UK Listing Authority and the London Stock Exchange for block listings totalling 185,185 Ordinary shares of 25p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

The Block listings consist of 100,000 shares to be issued under the GlaxoSmithKline Savings Related Share Option Scheme, 42,593 shares under the GlaxoSmithKline Share Option Plan-ADS and 42,592 shares to be issued under the SmithKline Beecham 1989 Executive Share Option Plan-Unapproved-Ordinary shares.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.